SEC File No.:  333-140633
CUSIP No.:  45777R106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K    ☒ Form 10-Q   ☐ Form N-SAR

For the Period Ended: March 31, 2011

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:  N/A

PART I – REGISTRANT INFORMATION

Full Name of Registrant:	Innolog Holdings Corporation

Former Name if Applicable:	uKarma Corporation

Address of Principal Executive Office:	4000 Legato Road, Suite 830

City, State, and Zip Code:	Fairfax, Virginia 22033

PART II – RULES 12b-25(B) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed.  (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of the transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) the accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period.

The Company does not yet have all the information it needs to complete the preparation of its financial statements.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Michael Kane
Principal Financial Officer
Innolog Holdings Corporation
(703) 766-1412

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed.  If the answer is no, identify the report(s):
☐ Yes     ☒ No

The Company has not yet filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2010.  The Company expects to file its Annual Report no later than May 18, 2011.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes     ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Innolog Holdings Corporation
(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:           May 12, 2011
/s/ Michael Kane By: Michael Kane Principal Financial Officer